Filed by: Columbia Banking System, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Umpqua Holdings Corporation

Commission File No.: 001-34624

This filing relates to the proposed transaction between Umpqua Holdings Corporation (“Umpqua”) and Columbia Banking System, Inc. (“Columbia”) pursuant to the Agreement and Plan of Merger, dated as of October 11, 2021, by and among Umpqua, Columbia and Cascade Merger Sub, Inc.

Drew Anderson | Introducing Operations Leadership

When I joined Umpqua back in 2010, the bank had just crossed the $10B asset threshold. I still remember the incredible feeling of collective accomplishment. Being new, I was eager to help the company reach its next milestone and celebrate with my colleagues as a contributor.

Since then, I’ve been fortunate to celebrate several more milestones along Umpqua’s path to $30B. But nothing compares to what lies ahead. More than a milestone, Umpqua and Columbia joining forces will be a transformational moment in banking throughout our region.

Our combination will be powerful. Together, we will become a Top-30 U.S. bank with over $50B in assets, a growing presence throughout the West and (I believe), one of the Pacific Northwest’s leading financial institutions. Our collective accomplishments and celebrations will be many, and I couldn’t be more excited about our future together.

As Chief Administration Officer of the combined bank, I’ll oversee the Enterprise Operations team and partner closely with our Chief Integration Officer Eric Eid to lead the integration process and build efficient and sustainable support groups for the go-forward company. We’re excited and ready to lead through a successful integration together once closing occurs.

To help guide my decision-making when designing the Enterprise Operations leadership structure for the combined company, I established three key priorities:

1)	Create an Enterprise Operations structure that places all the necessary groups together to have a successful integration and removes all barriers when it comes to working across teams.

2)	Identify leaders of these business units that are skilled, inspire others, and are fully committed to our overall goal of integrating these companies successfully.

3)	On the back end of the integration, have the structure and leaders in place to support the growth of a $50B bank.

Each decision was made using those priorities as my north star and I’m excited to announce the anticipated Enterprise Operations structure, which consists of:

•	Enterprise Portfolio Management Office (PMO)

•	Data Management Office (DMO)

•	Deposit Operations

•	Loan Operations

•	Real Estate & Facilities

•	Procurement

•	Integration Management Office (IMO) leaders

With that, I’m excited to introduce you to my direct reports. Please remember, as we continue to share insights about our future organizational structures, no changes go into effect until after the deal closes next year.

Meet the team:

Lisa Dahl will lead the Enterprise Portfolio Management Office as Sr. Director ePMO. Lisa returned to the bank in the summer of 2021 after a two-year stint at a FinTech company, but previously had been at Umpqua since 2010.

Nathan Reed will lead the Data Management Office as Chief Data Officer. Nathan has been with Umpqua since 2017.

Todd Vallie will lead the Deposit Operations group as Deposit Operations Executive. Todd has been with Columbia since 2003.

Lori Smith will lead the Loan Operations group as Loan Operations Executive. She’s been with Umpqua since 2010.

Patrick Ulch will lead the Real Estate & Facilities group as Head of Real Estate & Facilities, running day-to-day facilities operations. He’s been with Umpqua since 2020.

Bryan Redmond will lead the Procurement group as Head of Procurement. Bryan joined Umpqua in 2018.

Avery Johnson will join the Integration Management Office and work closely with me and the rest of the IMO with a focus on leading the real estate and facilities portion of the integration. Avery joined Columbia in 1995.

Andrew Ognall will join the Integration Management Office and work side by side with me and the rest of the IMO with a focus on the legal and regulatory portions of the integration. Andrew joined Umpqua in 2014.

Organizational structure design falls flat without great leaders who can work well together. I’ve had the opportunity to work closely with leaders from Columbia and Umpqua as part of our integration planning, and I’m confident that we have the right people in place at both companies to have a successful integration and set us up for future growth and success.

Thanks,

Drew Anderson

FORWARD-LOOKING STATEMENTS

This communication may contain certain forward-looking statements, including, but not limited to, certain plans, expectations, goals, projections, and statements about the benefits of the proposed transaction, the plans, objectives, expectations and intentions of Umpqua Holdings Corporation (“Umpqua”) and Columbia Banking System, Inc. (“Columbia”), the expected timing of completion of the transaction, and other statements that are not historical facts. Such statements are subject to numerous assumptions, risks, and uncertainties. All statements other than statements of historical fact, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements may be identified by words such as “expect,” “anticipate,” “believe,” “intend,” “estimate,” “plan,” “target,” “goal,” or similar expressions, or future or conditional verbs such as “will,” “may,” “might,” “should,” “would,” “could,” or similar variations. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995.

While there is no assurance that any list of risks and uncertainties or risk factors is complete, below are certain factors which could cause actual results to differ materially from those contained or implied in the forward-looking statements: changes in general economic, political, or industry conditions; the magnitude and duration of the COVID-19 pandemic and its impact on the global economy and financial market conditions and Umpqua’s and Columbia’s respective businesses, results of operations, and financial condition; uncertainty in U.S. fiscal and monetary policy, including the interest rate policies of the Federal Reserve Board or the effects of any declines in housing and commercial real estate prices, high or increasing unemployment rates, or any slowdown in economic growth particularly in the western United States; volatility and disruptions in global capital and credit markets; movements in interest rates; reform of LIBOR; competitive pressures, including on product pricing and services; success, impact, and timing of Umpqua’s and Columbia’s respective business strategies, including market acceptance of any new products or services and Umpqua and Columbia’s ability to successfully implement efficiency and operational excellence initiatives; the nature, extent, timing, and results of governmental actions, examinations, reviews, reforms, regulations, and interpretations; changes in laws or regulations; the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement to which Umpqua and Columbia are parties; the outcome of any legal proceedings that may be instituted against Umpqua or Columbia; delays in completing the transaction; the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction); the failure to obtain shareholder approvals or to satisfy any of the other conditions to the transaction on a timely basis or at all; changes in Umpqua’s or Columbia’s share price before closing, including as a result of the financial performance of the other party prior to closing, or more generally due to broader stock market movements, and the performance of financial companies and peer group companies; the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Umpqua and Columbia do business; certain restrictions during the pendency of the proposed transaction that may impact the parties’ ability to pursue certain business opportunities or strategic transactions; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; the ability to complete the transaction and integration of Umpqua and Columbia successfully; the dilution caused by Columbia’s issuance of additional shares of its capital stock in connection with the transaction; and other factors that may affect the future results of Umpqua and Columbia. Additional factors that could cause results to differ materially from those described above can be found in Umpqua’s Annual Report on Form 10-K for the year ended December 31, 2020 and its Quarterly Reports on Form 10-Q for the three-month periods ended March 31, 2021, June 30, 2021 and September 30, 2021, which are on file with the Securities and Exchange Commission (the “SEC”) and available on Umpqua’s investor relations website, www.umpquabank.com, under the heading “Financials,” and in other documents Umpqua files with the SEC, and in Columbia’s Registration Statement on Form S-4, its Annual Report on Form 10-K for the year ended December 31, 2020 and its Quarterly Reports on Form 10-Q for the three-month periods ended March 31, 2021 June 30, 2021 and September 30, 2021, which are on file with the SEC and available on Columbia’s website, www.columbiabank.com, under the heading “Financial Information” and in other documents Columbia files with the SEC.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither Umpqua nor Columbia assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction (the “Transaction”), Columbia filed with the SEC a Registration Statement on Form S-4 that includes a joint proxy statement of Umpqua and Columbia and a prospectus of Columbia, which the SEC declared effective December 3, 2021. Umpqua and Columbia commenced mailing of the definitive joint proxy statement/prospectus to Umpqua’s and Columbia’s shareholders seeking certain approvals related to the Transaction on or about December 7, 2021. Umpqua and Columbia may also file other relevant documents concerning the Transaction with the SEC. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AS WELL AS THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Shareholders can obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about Umpqua and Columbia, without charge, at the SEC’s website, www.sec.gov. Copies of these documents and the filings with the SEC incorporated by reference in these documents can also be obtained, without charge, by directing a request to Umpqua Holdings Corporation, Attention: Andrew Ognall, One SW Columbia Street, Suite 1200, Portland, OR 97204, 503-727-4100 or to Columbia Banking System, Inc., Attention: Investor Relations, P. O. Box 2156, MS 3100, Tacoma, WA 98401-2156, 253-471-4065.

PARTICIPANTS IN THE SOLICITATION

Umpqua, Columbia, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Umpqua and Columbia in connection with the Transaction under the rules of the SEC. Information regarding Umpqua’s directors and executive officers is available in Umpqua’s definitive proxy statement relating to its 2021 Annual Meeting of Shareholders, which was filed with the SEC on March 5, 2021, and other documents filed by Umpqua with the SEC. Information regarding Columbia’s directors and executive officers is available in Columbia’s definitive proxy statement relating to its 2021 Annual Meeting of Shareholders, which was filed with the SEC on April 12, 2021, and other documents filed by Columbia with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus relating to the Transaction. Free copies of this document may be obtained as described in the preceding paragraph.